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                                                                     Exhibit F-2

                           Joyce Koria Hayes, Esquire
                                 7 Graham Court
                                Newark, DE 19711
                                  302-266-9211
                               302-266-9212 (fax)

                                                                    May 14, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                  Re:   Conectiv
                                        SEC File Number 70-9155

Ladies and Gentlemen:

           I have acted as counsel for Conectiv, a Delaware corporation, in connection with its Form U-1 Application/Declaration (File No. 70-9155), as amended ("Declaration"), filed with the Securities and Exchange Commission ("Commission") with respect to the proposed transactions described therein ("Proposed Transactions"). In the Declaration, authority is requested for Conectiv to implement a stockholders rights plan ("Plan") and to enter into a related Stockholders Rights Agreement ("Agreement") with Conectiv Resource Partners, Inc. ("Partners"), a Delaware Corporation and an authorized mutual service company under the Public Utility Holding Company Act of 1935 (the "Act"), as agent. An order was issued by the Commission with respect to the Proposed Transactions on April 22, 1998.

           As discussed more completely in the Declaration and the Plan that was filed as an exhibit to the Declaration, pursuant to the Plan, the Board of Directors of Conectiv declared a dividend distribution of one Company Common Right ("Company Common Right") for each outstanding share of Conectiv Common Stock, $.01 par value per share ("Company Common Stock"), and one Class A Common Right (("Class A Common Right") (The Company Common Rights and the Class A
Common Rights are hereinafter referred to as "Rights.")) for each outstanding share of Conectiv Class A Common Stock, $.01 par value per share ("Class A
Common Stock"), to stockholders of record at the close of business on May 11, 1998. In addition, each holder of a share of Company Common Stock or Class A Common Stock, as the case may be, issued after the record date would similarly be entitled to receive one Company Common Right or Class A Common Right, as the case may be, for each such share. Each Company Common Right issued to a registered holder of Company Common Stock would, after the Rights become exercisable, entitle such holder to purchase from Conectiv one one-hundredth of one share of Series 1 Junior Participating Preferred Stock (the "Series 1 Preferred Stock") at an initial price of $65.00 per share and each Class A
Common Right issued to a registered holder of Class A Common Right issued to a registered holder of Class A Common Stock would, after the Class A Common Rights become exercisable, entitle such holder to purchase from Conectiv one one-hundredth of one share of Series 2 Junior Participating Preferred Stock (the "Series 2 Preferred Stock") at an initial price of $65.00 per share. Initially, the Rights are evidenced by the certificates for shares of Common Stock or Class A Common Stock, as the case may be, to which they are attached, and will only be transferable, and will automatically be transferred with, such shares.
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           In connection with this opinion, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions I have, which relevant facts were not independently established, relied upon certificates of officers of Conectiv or statements contained in the Declaration. I have also relied, with respect to paragraphs 2, 3 and 4 of the opinions on the opinion of Potter Anderson & Corroon LLP, counsel to the Conectiv Board of Directors with respect to this matter; with respect to paragraph 1, on the opinions of Peter F. Clark, General Counsel of Conectiv as to matters of Virginia and Delaware law and Joanne M. Scanlon, attorney employed by Delmarva Power & Light Company, as to matters of New Jersey law; and with respect to paragraph 5 on the opinion of Mr. Clark.

           The opinions expressed below in paragraphs 3 and 4 relating to rights and privileges are subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, fraudulent transfer and similar laws relating to or affecting creditors' rights generally and (ii) principles of equity, including without limitation concepts of materiality, good faith, fair dealing and reasonableness.

           Based on the foregoing, and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

           1. All state laws applicable to the Proposed Transactions have been complied with; however, I express no opinion as to the need to comply with state blue sky laws.

           2.   Conectiv is validly organized and duly existing.

           3. The Rights have been validly issued and the holders of the Rights are entitled to the rights and privileges appertaining thereto set forth in the Agreement.

           4. The shares of Series 1 or Series 2 Preferred Stock, when issued pursuant to the Plan, will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the Certificate of Incorporation of Conectiv as amended by the Certificates of Designation.

           5. The consummation of the Proposed Transactions did not violate the legal rights of the holders of any securities issued by Conectiv or any associate company thereof.

           6. The Proposed Transactions have been carried out in accordance with the Declaration.

           I hereby consent to the use of this opinion in connection with the Declaration.

                                           Very truly yours,

                                           /s/ Joyce Koria Hayes

                                           Joyce Koria Hayes